TIMOTHY L. LAFREY 512.499.6296/fax:512.703.1111 tlafrey@akingump.com

January 26, 2007

VIA EDGAR (copy by overnight courier)

Office of the Chief Counsel

Division of Corporation Finance

Attn: Karen J. Garnett, esq.

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	American Physicians Service Group, Inc.
American Physicians Insurance Exchange
Amendment No. 3 to Registration Statement on Form S-4
Filed December 20, 2006
Registration No. 333-137012

Dear Ms. Garnett:

On behalf of our client, American Physicians Service Group, Inc. (“APSG”), we are responding by this letter to the Staff’s comments to APSG by its letter dated January 8, 2007 relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-4. We are also filing Amendment No. 4 to the Registration Statement (the “Amendment”). Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

In addition to the changes to the registration statement made in response to the Staff’s comments, additional revisions have been made to the Amendment to bring the disclosures current.

Questions and Answers About the Conversion and Merger, page 1

Why are APSG and APIE proposing the merger? page 1

300 West Sixth Street, Suite 2100 / Austin, Texas 78701-3911 / 512.499.6200 / fax: 512.499.6290 / akingump.com

Securities and Exchange Commission

January 26, 2007

1.	We note your response to prior comment 2. As you have added certain unaudited pro forma financial information, please add appropriate qualifying language to your disclosure. In responding to this comment, you might consider the qualifications that have been made on page 139 of this filing.

In response to the Staff’s comment, we have added appropriate qualifying language. Please see page 1 of the Amendment.

Part II

Item 22. Undertakings

2.	Please provide the undertakings required by Item 512(a)(6) of Regulation S-K. As appropriate, please amend your registration statement in response to these comments.

We have revised our disclosure to address the Staff’s comment by adding the undertakings required by Item 512(a)(6) of Regulation S-K. Please see page II-5 of the Amendment.

Closing Comments

We confirm that in its anticipated acceleration request APSG will acknowledge the following:

(1) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve APSG from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) APSG may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 26, 2007

By copy of this letter to you, we are providing two marked copies of the Amendment reflecting the changes made to the disclosure since our filing of the Amendment No. 3 to Registration Statement on Form S-4 on December 20, 2006. Please do not hesitate to contact me if you require additional marked copies. In addition, should you have any questions regarding this letter or our responses to your comments, please contact me at (512) 499-6296.

Very truly yours,

/s/ Timothy L. LaFrey

Timothy L. LaFrey, esq.

Akin Gump Strauss Hauer & Feld LLP

Enclosures

C:	Mr. Kenneth S. Shifrin

American Physicians Service Group, Inc.

1301 S. Capital of Texas Highway, Suite C-300

Austin, TX 78746-6550

Clarke Heidrick, esq.

Graves, Dougherty, Hearon & Moody, P.C.

401 Congress Avenue, Suite 2200

Austin, TX 78701